UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, November 1, 2004, and entitled “Orbotech Announces Third Quarter 2004 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at September 30, 2004.

3.	Registrant’s Condensed Consolidated Statements of Income (Loss) for the Nine and Three Month Periods ended September 30, 2004.

*         *         *         *         *         *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124 and Registration No. 333-12692) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

COMPANY CONTACTS:
Adrian Auman, Corporate Vice President	Michelle Harnish
Investor Relations, Director of Finance	Marketing Communications Manager
Orbotech Ltd.	Orbotech, Inc.
+972-8-942-3560	+1-978-901-5120
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH ANNOUNCES THIRD QUARTER 2004 RESULTS

YAVNE, ISRAEL—November 1, 2004—ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the third quarter and nine months ended September 30, 2004.

Revenues for the third quarter of 2004 were $82.7 million, compared to $77.5 million recorded in the second quarter of 2004 and $57.3 million in the third quarter a year ago. Net income for the third quarter of 2004 was $9.4 million, or $0.29 per share (diluted), compared to net income of $8.6 million, or $0.26 per share (diluted), in the second quarter of 2004 and $2.0 million, or $0.06 per share (diluted), in the third quarter of 2003.

Revenues for the first nine months of 2004 totaled $227.4 million, compared to $166.1 million recorded during the same period in 2003. Net income for the first nine months of 2004 was $23.0 million, or $0.70 per share (diluted), compared to net income of $4.3 million, or $0.13 per share (diluted), for the same period last year.

Sales of equipment to the printed circuit board (“PCB”) industry relating to bare PCBs were $33.0 million in the third quarter of 2004, compared to $29.4 million in the second quarter of 2004 and $20.9 million in the third quarter of 2003. Sales of equipment to the PCB industry relating to assembled PCBs were $7.4 million, compared to $8.8 million in the second quarter this year, and $3.7 million in the third quarter of last year. Sales of flat panel display (“FPD”) inspection equipment were $24.1 million, compared to $20.7 million in the second quarter of 2004, and $13.8 million in the third quarter of 2003. Sales of automatic check reading products were $1.1 million in the third quarter of 2004, compared to $1.3 million in the second quarter of 2004, and $2.2 million in the third quarter of 2003. In addition, service revenue for the third quarter decreased to $17.1 million from $17.3 million in the second quarter of 2004, and increased from $16.7 million in the third quarter of 2003.

The Company completed the quarter with cash, cash equivalents and short-term and long-term cash investments of approximately $162 million, compared with approximately $166 million at the end of the second quarter.

The Company’s revenues for the quarter reflect continued growth in the bare PCB and the FPD areas of its business. At the same time, the Company’s increased investments in research and development and in its infrastructure—particularly in the Far East—necessary to support this growth, combined with the pricing pressures currently being experienced, negatively affected both gross and operating margins for the quarter.

Revenues from sales of the Company’s Spiron PCB-AOI series and its solid state laser direct imaging systems, both of which have been designed to meet the complex technological needs of PCB manufacturers, increased by over 15% sequentially.

During the third quarter the Company made initial shipments of its highly sophisticated, in-line FPD-AOI systems for sixth and seventh generation fabrication facilities for TFT-LCD televisions. According to the Company’s revenue recognition policy, revenues from these systems were not recognized in the third quarter.

Commenting on the results, Yochai Richter, Chief Executive Officer, said: “We are pleased with our results for the quarter, which reflect the Company’s consistent investments in selective product technology. We believe that our dedicated commitment to providing customers with technological excellence and strong and reliable support continues to be of critical importance, especially during this period of rapid technological advancement and significant new product introductions.”

An earnings conference call is scheduled for Monday, November 1, 2004, at 9:00 a.m. EST. The dial-in number for the conference call is 517-308-9005, and a replay will be available, on telephone 203-369-0858, until November 15, 2004. The pass code is Q3. A live web cast of the conference call can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other check processing organizations. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT SEPTEMBER 30, 2004

	September 30 2004	December 31 2003
	(Unaudited)	(Audited)
	U. S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	125,159	124,937
Marketable securities	10,775	10,999
Short-term bank deposits		6,900
Accounts receivable:
Trade	114,304	91,560
Other	18,948	18,250
Deferred income taxes	2,077	3,391
Inventories	67,997	52,990

Total current assets	339,260	309,027

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	25,948	15,829
Investments in companies	11,154	10,560
Non-current trade receivables	722	249
Severance pay fund	14,259	13,891
Deferred income taxes	4,079	4,749

	56,162	45,278

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	17,678	18,604

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	11,808	13,539

	424,908	386,448

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Current maturity of long-term liability		6,151
Accounts payable and accruals:
Trade	30,394	19,178
Other	52,637	44,890

Total current liabilities	83,031	70,219

ACCRUED SEVERANCE PAY	23,509	22,685

Total liabilities	106,540	92,904

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	490	455

SHAREHOLDERS’ EQUITY:
Share capital	1,618	1,616
Additional paid-in capital	97,762	97,615
Deferred stock compensation	(366)	(921)
Retained earnings	241,175	218,146
Accumulated other comprehensive income	13	(1,043)

	340,202	315,413
Less treasury stock, at cost	(22,324)	(22,324)

Total shareholders’ equity	317,878	293,089

	424,908	386,448

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

FOR THE NINE MONTH AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2004

	9 months ended September 30		3 months ended September 30		12 months ended December 31
	2004	2003	2004	2003	2003
	(Unaudited)		(Unaudited)		(Audited)
	U.S. dollars in thousands (except per share data)
REVENUES	227,400	166,089	82,691	57,267	228,392

COST OF REVENUES:
COST	126,391	95,714	46,287	32,568	130,917
WRITE-OFF OF INVENTORIES					7,448

	126,391	95,714	46,287	32,568	138,365

GROSS PROFIT	101,009	70,375	36,404	24,699	90,027
RESEARCH AND DEVELOPMENT COSTS - net	34,902	29,570	12,064	9,818	39,456
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	38,781	35,331	13,495	12,031	48,000
AMORTIZATION OF OTHER INTANGIBLE ASSETS	1,731	1,800	577	600	2,400
RESTRUCTURING COSTS					3,786

OPERATING INCOME (LOSS)	25,595	3,674	10,268	2,250	(3,615)
FINANCIAL INCOME - net	862	1,756	277	302	2,379
OTHER EXPENSES					(696)

INCOME (LOSS) BEFORE TAXES ON INCOME	26,457	5,430	10,545	2,552	(1,932)
TAXES ON INCOME	3,493	725	1,288	329	61

INCOME (LOSS) FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	22,964	4,705	9,257	2,223	(1,993)
MINORITY SHARE IN (PROFITS) LOSSES OF CONSOLIDATED SUBSIDIARY	(35)		10		(455)
SHARE IN PROFITS (LOSSES) OF ASSOCIATED COMPANY	100	(402)	127	(180)	(507)

NET INCOME (LOSS) FOR THE PERIOD	23,029	4,303	9,394	2,043	(2,955)

EARNINGS (LOSS) PER SHARE:
BASIC	$0.72	$0.13	$0.29	$0.06	$(0.09)

DILUTED	$0.70	$0.13	$0.29	$0.06	$(0.09)

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE:
BASIC	32,183	32,000	32,183	32,042	32,031

DILUTED	32,978	32,222	32,528	32,497	32,031

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Amichai Steinberg
Amichai Steinberg
Corporate Vice President for Finance
and Chief Financial Officer

Date: November 2, 2004